Exhibit 21.1

List of Subsidiaries of Summer Infant, Inc.

Name of Entity	Jurisdiction of Incorporation or Formation
Summer Infant (USA), Inc.	Rhode Island

Summer Infant Europe, Ltd.	United Kingdom

Summer Infant Asia, Ltd.	Hong Kong

Summer Infant Canada, Limited	Canada